4/1

03007882

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trans America Industries

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 10 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3480 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 4/1/03

12G Exemption
#82-3480

AR/S
12-31-02

Trans America Industries Ltd.

#500-905 West Pender Street,
Vancouver, British Columbia
V6C 1L6
Tel: (604) 688-8042
Fax: (604) 689-8032

(the "Issuer")

ANNUAL INFORMATION FORM ("AIF")

For the Year
Ended December 31, 2002

Dated: March 20, 2003

An additional copy of this Annual Information Form may be obtained upon request from Trans America Industries Ltd. at the above address.

TABLE OF CONTENTS

PRELIMINARY NOTES

Incorporation of Financial Statements and Proxy Circular

Incorporated by reference and forming a part of this Annual Information Form (the **"AIF"**) are the audited Consolidated Financial Statements for the Company for the period ended December 31, 2002, together with the auditor's report thereon, and the most recent Management Proxy and Information Circular. The Issuer anticipates the current Management Proxy and Information Circular will be dated and mailed during April 2003.

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada (**"Canadian GAAP"**).

Currency and Valuations

Unless otherwise indicated, all dollar amounts are in Canadian dollars. The valuations on Page 3 are as at December 31, 2002.

Exchange Rate

The U.S./Canada exchange rate used herein is on the ratio of one U.S. dollar being equivalent to $1.55 Canadian.

Annual Information Form
Trans America Industries Ltd.
#500 – 905 West Pender Street,
Vancouver, British Columbia V6C 1L6
Tel: (604) 688-8042 Fax: (604) 689-8032

Item 1: Incorporation

Trans America Industries Ltd. (the Issuer) was incorporated on September 25, 1963 under the laws of the Province of British Columbia by Memorandum and Articles of Association under the name: The Dee Spencer MFG. Co., Ltd. On June 4, 1965 the Issuer changed its name from The Dee Spencer MFG. Co., Ltd. to Universal Patent and Development Ltd. On March 28, 1972 the Issuer changed its name from Universal Patent and Development Ltd. to Trans America Industries Ltd. The Issuer's Memorandum and Articles were cancelled and a new form substituted therefore as of August 11, 1976 to comply with the then Province of British Columbia Companies Act.

The Issuer has one subsidiary:

TSA Investments Ltd., a wholly owned subsidiary of the Issuer, was incorporated pursuant to the Alberta Business Corporation Act on February 10, 1994.

The Issuer is also Extra-provincially registered in Manitoba.

Item 2: General Development of Business

The Issuer is a natural resource company inasmuch as it acquires, explores and, if warranted, develops natural resource properties of merit, principally in the mineral sector.

In 1995 the Issuer sold an advanced industrial mineral property located in the Atacama desert 80 kilometers southeast of Antafagasta, Chile to Atacama Minerals Corp. for shares. During 2000, Atacama Minerals Corp. entered into a production agreement with a strategic partner, ACF Minera S.A. The companies are presently producing iodine at a rate of 720 tonnes on an annual basis. The Issuer continues to hold 3,178,800 shares of Atacama as described under the caption "Share Interests Held".

During the last several years the resource sector has been badly depressed with the inability of companies to fund property acquisition and exploration or development programs. During this period, rather than spending funds directly on core projects, and in order to maintain a presence in the sector, the Issuer invested in shares of other companies. The Issuer believed that this strategy would allow it to remain involved in the resource sector and leverage its working capital without having to commit ongoing expenditures to specific projects.

This strategy has met with mixed success. The Issuer has kept abreast of several projects, but the various companies' shares prices have languished to such a degree that the Issuer wrote down its investments by $828,249 as of December 31, 2001.

During the year 2000, with the resurgence of the gas and oil sector, the Issuer took a direct interest in a gas and oil project in Alberta which is described below under the caption "Claymore Gas and Oil Project".

During the early part of 2003 the Issuer acquired, by staking, 26 contiguous mineral claims with a combined surface area of 4,814 hectares located approximately 9.5 kilometres northwest of the town of Lynn Lake, Manitoba. The claim block covers 13 kilometres along the north limb of the Lynn Lake greenstone belt. The west boundary of the new gold project adjoins the property containing the former producing MacLellan gold mine and the east boundary adjoins the claims that are part of the former producing Farley Lake gold mine. The property is described below under the caption "Lynn Lake Gold Property".

Trans America was previously involved in the area with extensive exploration of the south limb of the Lynn Lake greenstone belt. This work led to the discovery in 1988 of the Burnt Timber gold deposit, which was subsequently mined in conjunction with the Farley Lake deposits, using the MacLellan mill at Lynn Lake.

Item 3: Narrative Description of Business

The Issuer, traditionally a natural resource company, has confined its activities to acquiring equity interests in other natural resource companies during the last several years. This strategy was employed due to the downturn in the resource sector and the Issuer's desire to preserve its working capital for the inevitable recovery in that sector. In 2000, with the recovery of the gas and oil sector, the Issuer took a direct interest in a gas and oil project in Alberta. During the early part of 2003 the Issuer acquired a mineral exploration property near Lynn Lake, Manitoba.

The Issuer's directors believe that the resource sector is finally emerging from its long depressed state and the Issuer with the staking of the Lynn Lake property intends to return to active exploration of core properties.

Lynn Lake Gold Property:

P. James Chornoby, a professional geologist practicing in the Province of Manitoba, prepared the following for the Issuer (TSA). Mr. Chornoby has also been commissioned to review and prepare a report on the material pertaining to the property in the canceled assessment files at the office of the Manitoba Mining Recorder.

"Property Description and Location

The ownership, location and status of each of the mining claims comprising the Property has been verified by examining the mining claims records at the website of Manitoba Industry, Trade and Mines, Mineral Resources Division (www.gov.mb.ca/itm/mrd/index.html).

Mining Claims

Trans America Industries Ltd. ("TSA"), is the holder of 26 contiguous mining claims ("the Property") with a total surface area of 4,814 hectares, see Table 1.

Table 1

Claim Name	Claim Number	Size Hectares	Staking Date DD/MM/YY	Recording Date DD/MM/YY	Expiry Date DD/MM/YY
Arb 1	MB2461	40	22/01/03	07/02/03	07/02/05
Arb 2	MB2462	245	23/01/03	07/02/03	07/02/05
Arb 3	MB2463	80	23/01/03	07/02/03	07/02/05
Arb 4	MB3556	256	24/01/03	07/02/03	07/02/05
Arb 5	MB3557	128	24/01/03	07/02/03	07/02/05
Arb 6	MB2349	64	26/01/03	07/02/03	07/02/05
Arb 7	MB2350	120	25/01/03	07/02/03	07/02/05
Arb 8	MB3695	256	27/01/03	07/02/03	07/02/05
Arb 9	P8886D 4287	64	27/01/03	07/02/03	07/02/05
Arb 10	P8885D	256	26/01/03	07/02/03	07/02/05
Arb 11	P8884D	64	26/01/03	07/02/03	07/02/05
Arb 12	P8883D	256	25/01/03	07/02/03	07/02/05
Arb 13	P8882D	256	25/01/03	07/02/03	07/02/05
Arb 14	P8881D	256	24/01/03	07/02/03	07/02/05
Arb 15	P8880D	256	24/01/03	07/02/03	07/02/05
Arb 16	P8879D	256	21/01/03	07/02/03	07/02/05
Arb 17	P8878D	256	23/01/03	07/02/03	07/02/05
Arb 18	P8877D	256	20/01/03	07/02/03	07/02/05
Arb 19	P8876D	233	19/01/03	07/02/03	07/02/05
Arb 20	P8875D	64	19/01/03	07/02/03	07/02/05
Arb 21	P8874D	192	21/01/03	07/02/03	07/02/05
Arb 22	P8873D	256	22/01/03	07/02/03	07/02/05
Arb 23	P8872D	192	21/01/03	07/02/03	07/02/05
Arb 24	P8871D	192	22/01/03	07/02/03	07/02/05
Arb 25	P8870D	128	23/01/03	07/02/03	07/02/05
Arb 26	P8869D	192	24/01/03	07/02/03	07/02/05
Total Area		4814			

Location
The Property is located on NTS map sheet 64C/15 northeast of the town of Lynn Lake, Manitoba, see Figure 1. Lynn Lake is approximately 1,000 kilometres north of Winnipeg, Manitoba.

Ownership
TSA has a 100% ownership interest in the Property. There are no royalties, overrides, back-in-rights, payments or other agreements and encumbrances registered against the Property.

Tenure Rights
The holder of a mining claim in Manitoba is granted the exclusive right to enter onto and explore for and develop the Crown minerals on, in or under that mineral claim (M-162, Manitoba Mines and Minerals Act). The mining claims are in good standing for two years following their recording date. At the end of the initial two year period and for the next 9 years the cost to retain a mining claim is $12.50/hectare/year in the form of filed assessment work or payment in lieu of work and after 11 years the cost to retain a mining claim is $25.00/hectare/year in the form of filed assessment work or payment in lieu of work.

Environmental Liabilities
There are no environmental liabilities associated with the Property.

Mineralized Zones
The Property is a grass roots gold exploration project. There are no known mineralized zones of economic significance, mineral resources or mineral reserves on the Property.

Physical Structures, Improvements
There are no mine workings, existing tailings ponds, waste deposits or infrastructure improvements on the Property. A hunting/fishing cabin is located on Crown Land at Arbour Lake.

Permits
To conduct the planned exploration program, a work permit will have to be obtained from the Natural Resources Office in Lynn Lake, Manitoba.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access
Access to the west and central portions of the Property is gained by traveling 8.6 kilometres east from Lynn lake on paved Provincial Road 391, which passes within 1.6 kilometres of the south most boundary and thereafter by ATV/snowmobile or walking along a network of old winter diamond drill roads. Access to the east end of the Property is by skidoo in the winter and in the summer by float equipped fixed wing airplane or helicopter.

Local Resources
The centre of the Property is approximately 13 kilometres northeast of Lynn Lake which is serviced by Provincial Road 391 from Thompson, Manitoba (312 kilometres distant), a 1.5 kilometre paved airstrip that receives scheduled commercial air carriers and a railroad. A seaplane base is located at Eldon Lake, 3.2 kilometres southeast of the town.

Lynn Lake is regional centre of approximately 800 people with retail and service suppliers, a modern hospital, an RCMP detachment and other facilities.

Climate
The mean annual precipitation ranges from 400 millimetres to 600 millimetres. In January the mean daily temperature is between -25^0 C and -27.5^0 C. In July the mean daily temperature is between +15^0 C and +20^0 C. Exploration, underground mining and open pit mining have been conducted at Lynn Lake since the 1940's on a year round basis. Exploration in swampy areas and over lakes is generally restricted to winter months. Freeze-up is usually in late September and break-up is usually in mid April.

Physiography
Typical for the region, the Property has less then 10% overall bedrock exposure and is largely covered by overburden and small lakes that are connected by low volume slow flowing creeks. Arbour Lake in the central part of the Property is the largest body of water. The Hughes River crosses the east portion of the Property. Elevation ranges from 320 metres above sea level to 381 metres above sea level.

Vegetation is affected by a short growing season comprising stunted and sparse coniferous forest (black spruce and jack pine) with small pockets of broad leaf (poplar, birch and alder) and mixed forest. In well-drained areas the forest floor is lichen covered and in moderately drained areas the forest floor consists largely of labrador tea and moss. A recent forest fire over portions of the central and eastern parts of the Property has cleaned off and slightly increased the amount of outcrop exposure.

Patches of peat often underlie poorly drained areas and in turn are underlain by an extensive blanket of transported glacial till that covers most of the region. The occurrence of lodgment till is irregular. Eskers and drumlins are common but widely spaced. Occasional small pockets of glacial and/or Lake Agassiz clays are observed. Sporadic and discontinuous permafrost occurs in 10-50% of the overburden and is most commonly observed in peat.

History

Examination of the cancelled assessment files at the office of the Manitoba Mining Recorder indicates that the earliest recorded work on the Property dates back to 1947. From 1947 to about 1980, portions of the property were explored intermittently by different companies primarily for base metals. During the 1980's limited exploration for gold was conducted on portions of the Property. Since 1989 there has been virtually no exploration in the area resulting in expiration of the existing claims and providing TSA the opportunity to stake the ground in 2003.

TSA has commissioned a study, that is currently in progress, to review and compile of all the available data pertaining to the Property. The study will assist in the planning of future gold exploration programs.

Geological Setting

Regional Geology

The Paleoproterozoic Lynn Lake greenstone belt comprises a diverse tectonostratigraphy in the form of two east-trending supracrustal belts of metavolcanic rocks and subordinate metasedimentary rocks, collectively assigned to the Wasekwan Group. Both belts are characterized by mafic metavolcanic rocks that represent a wide variety of tectonic affinities, suggesting that the assembly of the greenstone belt involved significant tectonic juxtaposition early in its deformational history. The Lynn Lake greenstone belt has undergone six periods of deformation. Intrusions represent multiple periods of felsic magmatism. Metamorphic grade ranges from middle amphibolite to middle greenschist facies. The Lynn Lake greenstone belt is unconformably overlain by younger sedimentary rocks consisting of intermittent basal conglomerate, arkose and greywacke.The northern belt is dominated by a variety of weakly contaminated, submarine, tholeiitic, mafic metavolcanic and metavolcaniclastic rocks that are interpreted to represent an overall north-facing, upright, homoclinal succession. The age of the northern belt is ca. 1891-1886 Ma. Included in the northern belt is the Agassiz Metallotect, a unique tectonostratigraphic succession consisting of ultramafic flows (picrite), banded oxide-sulphide-silicate-facies iron-formation, and associated clastic sedimentary rocks. The Agassiz Metallotect represents a relatively narrow time stratigraphic-structural unit that has generally persistent strike-continuity along a significant portion (>65 km) of the northern belt.

The southern belt is composed of submarine metavolcanic and metavolcaniclastic rocks, with tectonic affinities ranging from tholeiitic to calc-alkaline, and minor amounts of mid-oceanic ridge basalt (MORB) and ocean island basalt (OIB) that contribute to a complex tectonostratigraphy. The southern belt represents a collage of ca. 1990 Ma and ca. 1850 Ma juvenile volcanic rocks.

Past Production

Gold

Primary gold production in the Lynn Lake greenstone belt has totaled 433,884 oz from three mines. The MacLellan Mine (SherrGold Inc./LynnGold Resources) produced 141,912 oz., from 969,680 tonnes grading 5.63 g/t, between 1986 and 1989. Keystone Gold , a subsidiary of Blackhawk Mining operated two open pit mines producing 78,648 oz., from 1,162,000 tonnes grading 2.78 g/t from the Burnt Timber Mine between 1995 and 1996 and 213,324 oz., from 754,930 tonnes grading 4.82 g/t and 952,211 tonnes grading 3.76 g/t, from the Farley Lake Mine between 1996 and 2000.

Base Metals

At Lynn Lake, nickel-copper-cobalt were mined during the period 1953 to 1976. Mining operations were conducted underground at the "A" Mine, Farley Mine and the El Mine, and on surface in the "B" open pit. Total production was 20,151,146 tons grading 1.02% nickel and 0.54% copper with byproduct cobalt from 13 ore lenses.

The Fox Mine, an underground copper-zinc producer, located 45 kilometers southwest of Lynn Lake, operated from 1970 to 1985. Initial reserves were 11,884,110 tons grading 1.84% copper and 2.70% zinc, with byproduct lead, gold and silver.

Gold Mineralization - Model
Beaumont-Smith (2002, Manitoba Industry, Trade and Mines) reports that the development of large scale shear zones during the major D_2 deformation event about 1,819 Ma is responsible for the shear zone hosted gold mineralization at the Burnt Timber and MacLellan Mines. Peak metamorphism occurs at about 1,814 Ma suggesting gold mineralization formed during prograde metamorphic conditions. A tentative age of 1,818 Ma has been obtained from one sample of granodiorite within the Lynn Lake greenstone belt possibly indicating a coincident period of felsic magmatism.

The geological controls of gold mineralization at the Farley Lake Mine are less certain as the gold mineralizing event appears to be younger then D_2.

In the north belt the MacLellan Mine and the Farley Lake Mine occur within the Agassiz Metallotect. The Agassiz Metallotect due to both it's unique contrasting rheological properties and reactive chemical compositions is a preferred site for gold deposition. Gold bearing solutions moving through shear zones were trapped in the dilatant zones that formed during D_2 and were scavenged of their gold by a combination of chemical reaction and pressure-temperature change.

Property Geology
The Property is predominantly underlain by 16 kilometres (strike length) of the northeast trending north belt of the highly foliated, lower amphibolite grade Lynn Lake greenstones. The Agassiz Metallotect occurs within the entire strike length of the greenstones. At the east end of Arbour Lake the greenstones bifurcate into a north section and a south section separated by younger felsic intrusions. From the west boundary of the Property and north of Arbour Lake the north section consists of a steeply dipping, north facing, homoclinal succession of pillowed, pillow breccia and massive high alumina basalt flows, intermediate volcanic rocks and derived sediments that contain the Agassiz Metallotect. From the southeast corner of Arbour Lake to the east boundary of the Property the south section contains similar lithologies to the north section but is at least in part south facing.

Anomalous gold values occur on the property within lithologies assigned to the Agassiz Metallotect. At the northeast end of Arbour Lake quartz diorite is mineralized with disseminated copper, tungsten and gold.

Exploration by TSA
TSA has not conducted any exploration on the Property to date.

Planned Exploration
Pending the outcome of the ongoing review of data from previous workers on the Property, TSA tentatively plans to conduct a detailed airborne magnetic survey, selective and partial extraction soil geochemical surveys and geological mapping and prospecting in anticipation of a diamond drill program in the fall/winter of 2003."

<u>Claymore Gas and Oil Project:</u>

In the year 2000 the Issuer participated in a two-well gas and oil project in Alberta. One well was abandoned and the second has been classified as a shut-in gas well.

The Issuer is carrying the investment with a book value of $57,098 for its 6% interest in the well. As such the value of the interest is not thought sufficiently significant to warrant a full separate engineering assessment by the Issuer.

A.E. Calverly, P. Geol., a practicing petroleum geologist of Calgary, was asked to review the operating partners' files in Calgary, and Mr. Calverly reported the following to the Issuer.

"Report on Mayfair et al 16–7 Gas Well Tie-in

Mayfair Energy Ltd. and its partners have signed a contract with Imperial Oil Resources for the purchase of raw gas production from the Mayfair et al Bonnie Glen 02/16-7-47-27W4 gas well. The agreement is a three year purchasing/processing contract for the gas from this well. Mayfair anticipates the start of production from this well by early May. Trans America Industries Ltd. has a 6% working interest in the well encumbered by its share of royalties of 22% on the 100% working interest.

The 16-7 Bonnie Glen well was drilled in November 2000 to a total depth of 1665 meters. Gas was tested from the "A" and "B" sands of the Lower Cretaceous Ellerslie Formation at rates as high as 50^3 m^3 /d from 5.2 m of net pay. The well has been completed as a dual zone gas well from these two formations. An engineering assessment of the well, provided to Mayfair Energy Ltd., assigns 56600^3 m^3 (2 billion cu. ft) proven raw gas plus an additional 28300^3m^3(1 billion cu. ft.) possible gas reserves to this well. The gas has a heating value of 1100 BTUs per cu. ft.

The raw gas contract provides for sale to Imperial Oil Resources Bonnie Glen Plant a minimum 15^3m^3/d and up to a maximum of 40^3m^2/d of raw gas taken at the delivery point. The price is established as the Daily Spot Price as posted in the Daily Gas Reporter less transportation and processing charges. The contract stipulates that the gas will be purchased on an energy value bases (BTU value).

Mayfair Energy Ltd. is proceeding with the tie-in of the 16-7 well to the Bonnie Glen Plant. This work involves a four inch flow line of approximately 1000 meters length to the delivery point where a meter station will be installed. The cost of the tie-in is estimated to be $150,000 and is scheduled for completion by May 1st.

The operator expects initial production from this well will be at a rate of at least 30^3m^3/d (1MMcf/d). The value to your company of production at this rate will vary between approximately $7500.00 and $9000.00 per month using the current March price ranges. This value is net of royalties, processing, transportation and operating costs. The minimum take rate of 15^3m^3/d provided in the purchase contract will have a value of approximately $4000.00 per month at current prices."

Mr. Calverly cautioned the Issuer, that although the estimates are within reason for today's heated market place, that they are subjective and should be used with caution. The Issuer concurs with this caveat.

As of February 28, 2003, the Issuer had $879,148 in working capital, and its assets are valued and categorized as follows:

Share Interests Held:

Stock received for properties:

Corporation	No. of Shares	Adjusted Book Value $	Market Value $
Atacama Minerals Corp.	3,178,800	1,928,327	2,320,524
Black Hawk Mining Inc.	225,000	120,000	33,750
Resource Stocks Purchased by Private Placements:			
Miramar Mining Corp.	100,000	65,934	169,000
Ariane Gold Corp.	203,900	139,300	138,652
Compliance Energy Corp.	122,946	35,000	38,113
Pre-Public or Pooled:			
Paso Rico Resources Ltd.	400,000	175,000	175,000
Majestic Gold Corp.	1,000,000	100,000	220,000
Total:		2,563,561	3,095,039

Notes:

Atacama Minerals Corp.

The Issuer held 1,750,000 shares in the predecessor company that later became Atacama Minerals Corp. The cost of those holdings was $507,500.00. The balance of the shares were acquired by a transfer of a mineral property in Chile and from the residual of several private placements. The Company acted in the capacity of both a venture capitalist and a promoter in respect to Atacama. Consequently, the book value of $1,928,327 is comprised of the original purchase, the book value of the property vend-in and an adjusted cost base brought about by the sale of shares and offsetting private placements. Atacama Minerals Corp. is developing the Aguas Blancas iodine, sulphate, sodium nitrate deposit near Antofagasta, Chile in joint venture with an established Chilean iodine producer, ACF Minera S.A. Presently the operation is producing 720 tonnes of iodine on an annual basis. Atacama has announced plans to double the iodine capacity to 1,500 annual tonnes and to start construction of a sodium sulphate recovery plant. For further information please refer to Atacama's web page (www.atacama.com)

Black Hawk Mining Inc.

The 225,000 shares of Black Hawk Mining Inc. were received as a final transaction in the sale of gold properties in Manitoba. Earlier transactions included cash payments received of $1,250,000, $226,000 in royalty payments, along with 400,000 shares of the purchasing company. It was the proceeds of this sale that allowed the Issuer to take on the Aguas Blancas project which it vended to Atacama Minerals Corp. as noted above. The Issuer also retains a royalty interest in a former producing gold deposit, but does not believe that the deposit will ever be placed back into production.

Miramar Mining Corp.
Ariane Gold Corp.

The Issuer received and presently holds 100,000 shares of Miramar Mining Corp. (MAE-TSX). 128,878 shares were received in exchange for its previously held shares in Hope Bay Gold Corporation Inc. in a corporate merger. The former Hope Bay, prior to the share merger with Miramar, transferred its interest in the promising Archean greenstone belt gold properties in the Nunavat Territory to Miramar. Miramar now holds 100% of the properties and is carrying out feasibility work on one measurable resource while continuing exploration on other properties along the 80 kilometer belt. The Issuer has since sold the position down to the 100,000 shares held.

The former Hope Bay through its subsidiary Ariane Gold Corp. (AGD-TSX) acquired a gold property in French Guiana from Aasrco Inc. Shares in the subsidiary Ariane Gold Corp. were issued by way of dividend to shareholders of Hope Bay on the basis of 1 for 100 with a warrant on the basis of 1 for 10. Between exercising its warrants and subscribing for new shares along with its dividended shares, Trans America now holds 203,900 shares of the newly trading Ariane.

Compliance Energy Corp.

Compliance Energy Corp. is developing a coal deposit near Princeton, British Columbia. The Company is also conducting feasibility work in respect to possible coal-fired electrical generation.

Paso Rico Resources Ltd.

The Issuer took part in a pre-public placement of shares in Paso Rico Resources Ltd, which company had promising gold/copper properties in Mexico. Paso Rico's fortunes, similar to many other resource companies, suffered during the resource sector turn-down. The Company acquired and is developing a "Rare Earth" property in Wyoming, USA. On completion of a merger with an existing TSX-Venture Exchange company, it is expected that the shares of the newly created entity will come to trade in the not too distant future under the name Rare Element Resources Ltd.

Majestic Gold Corp.

The Issuer holds one million shares of Majestic Gold Corp. which are subject to a trading restriction until July 16, 2003. The Issuer also holds a warrant to purchase an additional one million shares at a price of 15 cents expiring July 16, 2003. Majestic Gold Corp. is a junior gold explorer holding a property in the Slovak Republic.

In making investments, the Issuer has followed the TSX Venture Exchange policies both for companies investing in other trading companies and in respect to amounts invested, and is guided by British Columbia Securities Act, Local Policy 3-13.

3.2

Competitive Conditions

The resource industry is intensely competitive in all of its phases, and the Issuer competes with many companies possessing greater financial resources and technical capabilities than the Issuer. Competition could adversely affect the Issuer's ability to acquire suitable properties for itself or an exploration subsidiary. Similarly, securing investments at an early project stage of companies with management and properties of quality is highly competitive and whether or not such investments will yield favourable financial returns is speculative.

Environmental Protection Requirements

All phases of the resource industry are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer's investments.

Employees

As of December 31, 2002 the Issuer had two employees, the President and Secretary, both of whom are employed indirectly through a management company, the issued shares of which are owned by the President. They have held their positions for 16 and 15 years respectively. For several years, the shareholders, by Special Resolution, have approved a pension for the President and Secretary. The pension is limited to $2,000 per month to be funded only from otherwise taxable income and will only arise in the event of available taxable income.

Risks associated with Foreign Operations

Investments in companies operated in foreign countries may or may not be adequately protected by insurance. Also, these companies may become subject to liability for hazards which they cannot insure against or which they may elect not to insure against because of premium costs or other reasons.

Item 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Year ended December 31				
	2002	2001	2000	1999	1998
Revenue	$	$	$	$	$
Interest & Dividend Income	15,774	38,311	52,145	41,421	58,256
Miscellaneous Income	0	0	0	0	13,175
Total Revenue	**15,774**	**38,311**	**52,145**	**41,421**	**71,431**
Expenses					
Depreciation	1,313	1,690	1,862	2,070	2,723
Management and consulting fees	86,637	86,532	86,477	86,423	86,451
Office facilities and services	43,901	46,375	50,564	51.040	47,198
Oil and gas property expenses	2,188	0	849	0	0
Professional fees	8,061	6,227	8.118	6.219	6.207
Regulatory fees	6,919	2,604	5.003	5.400	2.635
Shareholder communication	5,338	5,809	2,386	6,339	5,902
Transfer agent	3,784	4,527	5,849	4,060	4,398
Travel and promotion	21,638	4,200	3,986	5,019	31,308
Total general & administrative expenses	**179,779**	**157,964**	**165,094**	**168,570**	**186,822**
Loss Before The Following	**(164,005)**	**(119,653)**	**(112,949)**	**(125,149)**	**(115,390)**
Mineral property and exploration					
Costs written off	0	(31,534)	0	0	0
Currency exchange gain (loss)	(12,830)	17,230	9,287	(12,661)	18.045
Share of loss of affiliate	0	0	0	0	0
Gain (Loss) on Sale of Investment	91,047	(148,731)	143,959	(58,889)	34,849
Write down of investments	0	(828,249)	0	0	0
	78,217	**(991,284)**	**153,246**	**(69,550)**	**52,894**
Net Income (loss) Before Taxes	(85,788)	(1,110,937)	40,297	(194,699)	(62,495)
Capital taxes	0	(10,019)	0	0	0
Net Income (Loss) For The Year	**(85,788)**	**(1,120,956)**	**40,297**	**(194,699)**	**(62,495)**
Total Assets	**3,387,785**	**3,472,472**	**4,594,161**	**4,555,802**	**4,748,652**

Revenue is comprised from interest earned on cash deposits and on capital gains (losses).

The Issuer has not declared any dividends in the last five years and does not intend to declare dividends in the foreseeable future. If the Issuer generates earnings in the future, it expects that they will be retained to finance future growth.

Quarterly financial information:

Set forth below is certain financial information of the Issuer for each of the last eight quarters.

Quarter Ended Year	Dec. 31 2002 $	Sept. 30 2002 $	June 30 2002 $	Mar. 31 2002 $	Dec. 31 2001 $	Sept. 30 2001 $	June 30 2001 $	Mar. 31 2001 $
a) Revenue	3,942	4,231	3,979	3,622	6,136	8,912	10,743	12,520
b) Net income (loss)	(38,371)	(10,718)	(619)	(36,080)	(1,009,007)	(17,041)	(54,147)	(40,761)
c) Gain(losses) on sale of investments	0	25,506	65,541	0	(148,731)	0	0	0

Item 5: MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Issuer's financial statements and related notes:

5.1 General

As described in the "General Development of Business" (Item 2), the Issuer evolved over time from an active resource exploration company to a 'wait and see' strategy. Until a suitable core project could be acquired the Issuer has been investing in shares of other companies which are engaged primarily in the exploration for natural resources. By following this course, the Issuer has endeavoured to maintain an involvement in the resource sector while preserving its working capital. Presently, the Issuer's income is derived solely from the investment of cash surpluses in interest bearing securities. Small amounts of dividend income may also be realized, but the Issuer's present shareholdings are in non-dividend paying shares. Therefore, the Issuer's operating results are principally affected by:

a) the prevailing interest rates on cash balances held, and;

b) the state of capital markets which affects the ability of the Issuer to raise funds, and;

c) the opportunities for gains (or losses) on the fluctuating market prices of its shareholdings, and;

d) write downs in carrying value of investments when management believes the decline is other than of a temporary nature.

Comparison of operating results for the year ended December 31, 2002 to that of 2001 - There was a marginal decrease in revenue for 2002 of $22,537 compared to 2001. The largest changes in net income (loss) were a gain on sale of investments of $91,047 in 2002 and a loss of $148,731 in 2001. The net loss for 2001 also includes a write down of oil and gas properties of $31,534 and a write down of investments of $828,249.

5.2 Liquidity and Capital Resources

As at December 31, 2002 the Issuer had $690,654 in its treasury. This was made up of cash and interest bearing short term deposits. Over the past three years the Issuer has been using its cash resources to acquire interests primarily by private placements in other resource based corporations. At the present level of operations, the Issuer can expect to incur approximately $170,000, on an annual basis, of ongoing general and administrative costs. The Issuer could fund these expenses from interest income on cash balances, profitable return on its investments and by private placements, which has been the Issuer's primary funding method. Future stock issues will depend on numerous factors including a positive natural resource climate and favourable stock market conditions.

The Issuer's liquidity and capital resources may fluctuate should it invest in other ventures either directly, in participation with others, or by equity investment in companies meeting its investment criteria.

5.3 Results of Operations

The Issuer has and will continue to operate on a conservative investment basis. This policy may cause a continuation of annual losses until such time as the Issuer can successfully realize one or more of its investments. To a large extent a successful realization is dependent on a resurgence of the resource market, especially for mineral commodities.

5.4 Risk Factors

Risk of Mineral Exploration – Exploration and development of natural resources involves a high degree of risk and only a few properties which are explored are ultimately developed into producing properties. Also, exploration of properties requires compliance with the laws of the jurisdiction in which such properties are located and potential changes to laws relating to exploration activities, environmental considerations and title to properties are all a significant risk. These factors could adversely affect the share value of the Issuer or companies in which the Issuer holds shares.

Market Fluctuations – The marketability of natural resources which may be acquired or discovered by the Issuer or by companies of which the Issuer is a shareholder will be affected by numerous factors beyond the control of the Issuer or those companies. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, supply and demand, inflation, government regulations including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exploring of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer or those companies in which the Issuer has invested not receiving an adequate return on invested capital.

Uncertainty of Funding – Failure to obtain additional funding, whether through equity financings or other means, could result in delay or indefinite postponement of further exploration and development as well as the possible loss of title to properties held by the Issuer or by companies in which the Issuer is a shareholder.

Permits and Licenses – The operations of the Issuer or of companies in which the Issuer is a shareholder require licenses and permits from various governmental authorities. There can be no assurance that the Issuer or those companies will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at their projects. Additionally, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions, all of which could adversely effect those projects or the share value of companies in which the Issuer holds shares.

Conflicts of Interest - Certain officers and directors of the Issuer are officers and/or directors of, or, are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Issuer and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Issuer and to abstain from voting as a director for approval of any such transactions.

Management - The Issuer is dependent on a relatively small number of key principals, including its President, the loss of any of whom could have an adverse effect on the Issuer. The Issuer does not maintain "key-man" insurance in respect of any of its principals.

Item 6: MARKET FOR SECURITIES

The common shares of Trans America Industries Ltd. (the Issuer) are listed on the TSX Venture Exchange, and trade under the symbol "TSA".

Item 7: DIRECTORS AND OFFICERS

Following are the names, municipalities of residence, offices and principal occupations of the directors and officers of the Issuer as at December 31, 2002.

Name & Municipality Of residence	Position(s) Held	Director or Officer Since	Principal Occupation
John K. Campbell West Vancouver, B.C.	President and Director *	April 23, 1986	President of Trans America Industries Ltd. since 1986
David Duval North Vancouver, B.C.	Director *	February 2,1999	Mining and Media Consultant
James J. McDougall Richmond, B.C.	Director *	May 27, 1986	Consulting Geologist
William Meyer Coquitlam, B.C.	Director	February 2,1999	Consulting Geologist, former President Teck Exploration, presently chairman Minco Mining & Metals Corporation
Rose Yu Vancouver, B.C.	Secretary	August 1, 1987	Corporate Secretary

* *denotes member of the Audit Committee*

The term of office for the Issuer's Directors expires at the Company's Annual General Meeting or when his or her successor is duly elected or appointed.

As at December 31, 2002, the Directors and Officers of the Issuer beneficially owned, directly or indirectly, or exercised control or direction over a total of 2,835,000 shares or 17% of the issued and outstanding shares on a fully diluted basis. This is made up of 1,100,000 options outstanding at an exercise price of $0.15, and 1,735,000 common shares of which John K. Campbell owns 1,653,500 shares representing 10.14% of the issued and outstanding shares.

ADDITIONAL INFORMATION

Additional information including Directors' and Officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Issuer's Information Circular for its 2001 Annual General Meeting of Shareholders. Additional financial information is provided in the Issuer's Audited Financial Statement for the fiscal year ended December 31, 2002 and the Issuer's BC Form 51-901F – Quarterly Reports for the fiscal quarters ended March 31, 2002, June 30, 2002, and September 31, 2002. The Issuer has scheduled its Annual General Meeting of Shareholders in the year 2003 for May 22. It is anticipated that the Management Proxy and Information Circular will be dated and mailed during April 2003.
Copies of these documents and this Annual Information Form may be obtained upon request to the Secretary of the Issuer at its corporate office. Documents are also available on the Sedar web-site, www.sedar.com.